

March 6, 2014

Via E-mail
Mr. Ronald S. Stowell
Chief Financial Officer
LSI Industries, Inc.
10000 Alliance Road
Cincinnati, Ohio 45242

     Re: **LSI Industries, Inc.**
                Form 10-K for the Fiscal Year Ended June 30, 2013
                File No. 000-13375
                Filed September 6, 2013

Dear Mr. Stowell:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended June 30, 2013

Consolidated Statements of Cash Flows, page F-23

1.   With respect to the reconciling amounts reported under "Non-cash items included in net income (loss)," it is unclear to us why you reported the net change in the allowance for doubtful accounts and the net change in the inventory obsolescence reserve rather than the actual non-cash charges to net income, as disclosed under "Additions charged to costs and expenses'' in the financial statement schedule (Schedule II) on page F-44. Please also explain to us why you did not identify as a separate line-item under "Non-cash items included in net income (loss)" the non-cash impact on net income from the reversal of the contingent earn-out liability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director